UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Cancellation and Issuance of Class B Ordinary Shares

Pursuant to the currently effective Second Amended and Restated Memorandum and Articles of Association, the board of directors of AGM Group Holdings Inc. (the “Company”) has duly approved (i) the automatic cancellation of 12,000 Class B Ordinary Shares held by Yufeng Mi, the former Chief Technology Officer of the Company, upon the termination of his employment with the Company or its subsidiaries as of June 25, 2025; (ii) automatic cancellation of 30,000 Class B Ordinary Shares held by Wenjie Tang upon the termination of his employment with the Company or its subsidiaries as of June 25, 2025 (together with the cancellation of Class B Ordinary Shares of Yufeng Mi, collectively referred to as the “Cancellation of Class B Shares”); and (iii) the issuance of 1,200,000 Class B Ordinary Shares to Bo Zhu, the Chief Executive Officer, Chief Strategy Officer and Director of the Company (the “Issuance of Class B Shares”) on June 25, 2025. The Issuance of Class B Shares is made for non-money consideration in the form of services rendered and of future services to be rendered by Bo Zhu.

The Company’s share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to five votes per share. After the Cancellation of Class B Shares and the Issuance of Class B Shares, (i) the total issued and outstanding shares of the Company are 3,174,163 shares, consisting of 1,974,163 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares; and (ii) Bo Zhu owns 1,200,00 Class B Ordinary Shares, which constitute approximately 37.81% of the Company’s total issued and outstanding shares and 75.24% of the aggregate voting power as of the date hereof. The Class B Ordinary Shares cannot be converted into Class A Ordinary Shares, and may not be sold, assigned, transferred, alienated, commuted, anticipated, or otherwise disposed of, or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation, or be otherwise encumbered.

As a result, upon the Issuance of Class B Shares, the Company qualifies as a “controlled company” as defined under the corporate governance rules of the Nasdaq Stock Market LLC (“Nasdaq”). For so long as the Company remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules. In addition, as a foreign private issuer, the Company is permitted to rely on certain exemptions from Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. While the Company does not currently rely on these exemptions, it may elect to do so in the future, in which case it would not be required to comply with certain Nasdaq corporate governance standards.

Safe Harbor Statement

This report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AGM Group Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AGM Group Holdings Inc.’s filings with the SEC. All information provided in this report is as of the date of this report, and AGM Group Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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